Rule 12g3-2(b) File No. 82/5168


orange

03 AUG 25 7:21

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A


03029412

Siège social
6, place d'Alleray
75505 Paris Cedex 15
France
Téléphone :+33 1 44 44 32 36/39
Facsimile :+33 1 44 44 53 41

12 August 2003

Orange S.A
Rule 12g3-2(b) File No. 82/5168

SUPPL

Dear Sir or Madam:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Orange S.A. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please acknowledge receipt of this letter and its enclosures by signing the enclosed copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,



Isabelle Dubois-Denis
Secretariat Executive

PROCESSED
AUG 27 2003
THOMSON FINANCIAL



Enclosure: - Press release dated 29 July 2003, "ORANGE SA APPOINTS ALDO CARDOSO AS AN INDEPENDENT DIRECTOR"

03 JUL 28 AM 7:21

ORANGE BOARD APPOINTS ALDO CARDOSO AS AN INDEPENDENT DIRECTOR

Paris/London, 29 July 2003. The Board of directors of Orange SA, under the chairmanship of Thierry Breton, has appointed Aldo Cardoso as an independent director of the wirefree communications company with immediate effect. He fills the vacancy created on the Board by the appointment of Sol Trujillo as Chief Executive Officer of the Company in February 2003. Mr Cardoso's appointment was recommended to the Board by a Nominations committee headed by another independent member.

Cardoso is a former Chairman of Andersen Worldwide and was elected CEO in April 2002. He has most recently been responsible for managing and orchestrating the complex transition of Andersen's worldwide businesses to a close. He has spent the last fifteen months negotiating with regulators, other professional services bodies and authorities on behalf of Andersen Worldwide. He was formerly Managing Partner of Andersen's French practice that established itself as the number one professional services firm in the country.

Notes to Editors

Orange and wirefree are trademarks of Orange PCS. The Orange group is one of the world's largest mobile communications companies, with operations in 18 countries across Europe and beyond. It provides a broad range of personal communications services, including Orange GSM1800 services and other digital cellular telephone services. The Orange brand operates in the UK, France, Switzerland, Romania, Denmark, Slovakia, Thailand, the Ivory Coast, the Dominican Republic, Cameroon, the Netherlands, Botswana and Madagascar. The Orange group also has controlled operations in Belgium (Mobistar). The Orange group has a joint controlling interest in Egypt (MobiNil) and minority interests in Portugal (Optimus), Austria (Connect Austria), and Mumbai/India (BPL Mobile). As at the end of March 2003, Orange was the largest mobile operator in both the UK with 13.3 million active customers, and France with over 19.2 million registered customers. As at the end of March 2003, Orange controlled companies had 44.9 million customers worldwide. Further information about Orange can be found on the Orange website at www.orange.com or contact the Orange media centre on + 44 207 984 2000 or + 44 79 73 20 19 11.